Exhibit 21
Subsidiaries of Standard Parking Corporation

CORPORATE ENTITIES	JURISDICTION

SP Plus Security Services, Inc.	Delaware

Gameday Management (UK) Limited	UK (England and Wales)

Standard Auto Park, Inc.	Illinois

Standard Parking Corporation IL	Delaware

Standard Parking of Canada Ltd.	Ontario / Quebec, Canada

Les Stationnements Standard Du Canada Ltee	Quebec, Canada

LLCs and PARTNERSHIPS	JURISDICTION

APCOA LaSalle Parking Company, LLC.	Louisiana

APCOA Bradley Parking Company, LLC	Connecticut

Parking Data Ventures, LLC	Delaware

Bradley Airport Parking, LP	Delaware

Expert Parking Management, Inc.	Pennsylvania

Expert Parking, Inc.	Pennsylvania

SP Plus Security Canada, Ltd.	British Columbia; Canada

SP Plus Property Management, Inc.	Delaware